Mail Stop 4561

May 23, 2006

Mr. Michael J. Cavanagh
Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **RE:** **JPMorgan Chase & Co.**
> **Form 10-K for the Fiscal Year Ended December 31, 2005**
> **Filed March 9, 2006**
> **File No. 1-5805**

Dear Mr. Cavanagh:

We have reviewed your supplemental response letter dated May 4, 2006 and have the following comments.

Form 10-K for Fiscal Year Ended December 31, 2005

Consolidated Financial Statements

Statements of Cash Flows, page 90

1. We note in your response to comment one of our letter dated April 11, 2006 that you have historically classified cash flows related to loan activities as investing activities, regardless of whether a loan is classified as held-for-sale at inception or subsequent to origination. Paragraph 9 of SFAS 102 requires that cash flows resulting from originations, acquisitions and sales of loans should be classified as operating cash flows if those loans are acquired specifically for resale. Please amend your December 31, 2005 10-K and applicable Forms 10-Q to revise your Statements of Cash Flows to present as operating activities the cash flows related to the origination/purchase and sales/securitization of loans for which you had the intent to sell or securitize when the loan was originated or purchased. If you do not believe this would result in a material change to your Statements of Cash Flows, please provide us with a comprehensive analysis of the impact, including the applicable gross and net cash flows.

<u>Note 26 – Accounting for derivative instruments and hedging activities, page 123</u>

2. We have reviewed your response to comment three of our letter dated April 11, 2006. Regarding cash flow hedges of short-term assets and liabilities that rollover or reprice, please tell us the defined time period over which you typically forecast interest receipts and payments.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comments.

      You may contact Sharon Blume, Staff Accountant, at (202) 551-3474 or me at (202) 551-3449 if you have questions.

Sincerely,

Joyce Sweeney
Accounting Branch Chief